Issuer Free Writing Prospectus dated March 6, 2019 Filed Pursuant to Rule 433 Relating to Preliminary Prospectus dated February 25, 2019 Registration Statement No. 333- 229590

This free writing prospectus relates to the common stock of ShockWave Medical, Inc. (the “Company”) and should be read together with the preliminary prospectus dated February 25, 2019 (the “Preliminary Prospectus”) included in Amendment No. 1 to the Registration Statement (“Amendment No. 1”) on Form S-1 (File No. 333- 229590) relating to the offering of such securities. Amendment No. 1 may be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1642545/000119312519048912/d627917ds1a.htm. This free writing prospectus supplements and updates the information contained in the Preliminary Prospectus. You should read the Preliminary Prospectus carefully, including the section entitled “Risk Factors,” before deciding to invest in our common stock. Capitalized and other terms used but not defined herein have the meanings set forth in the Preliminary Prospectus.

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5,700,000 Shares of Common Stock

Pricing Term Sheet

Issuer:	ShockWave Medical, Inc.

Symbol / Exchange:	SWAV / The NASDAQ Global Select Market

Total firm shares offered by issuer in public offering:	5,700,000 shares of common stock

Underwriters’ over-allotment option:	855,000 shares of common stock

Price to public:	$17.00

Gross proceeds from the sale of the firm shares, before deducting underwriting discounts and commissions and other offering expenses:	$96,900,000

Pricing date:	March 6, 2019

Settlement date:	March 11, 2019

CUSIP No:	82489T 104

Underwriters:	Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC Canaccord Genuity LLC

Concurrent private placement:	The Company today also entered into a stock purchase agreement with one of its existing investors, Abiomed, Inc., for the sale by the Company to such investor of 588,235 shares of its common stock in a private placement at $17.00 per share, pursuant to such investor’s option to purchase shares concurrently with the Company’s initial public offering, as described in the Preliminary Prospectus. The sale of these shares will not be registered under the Securities Act of 1933, as amended. The closing of this concurrent private placement, which is scheduled for March 11, 2019, is not conditioned upon the closing of the Company’s initial public offering.

Common stock to be outstanding after this offering and the concurrent private placement:	26,906,762 shares (or 27,761,762 shares if the underwriters’ over-allotment option is exercised in full), based on shares outstanding as of December 31, 2018.

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The Company has filed registration statements (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the initial public offering of its common stock to which this communication relates, which became effective on March 6, 2019. Before you invest, you should read the Preliminary Prospectus and other documents the Company has filed with the SEC for more complete information about the Company and the Company’s initial public offering of its common stock. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014; or BofA Merrill Lynch, NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, North Carolina 28255-0001, Attention: Prospectus Department, or by email at dg.prospectus_requests@baml.com.